Exhibit 99.1

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Third Quarter 2019

Lima, Peru, October 23, 2019 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q19”) and the nine months (“9M19”) ended September 30, 2019. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

3Q19 Financial and Operational Highlights:

(All comparisons are to 3Q18, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 17.6% mainly due to higher sales to the public sector, for El Niño reconstruction spending, some medium-sized private projects, as well as the self-construction segment.

●	Revenues increased 20.2% primarily due to the increase in sales volume described above. Concrete sales reached all-time records during this period, almost doubling sales from 3Q18.

●	Net Income of S/ 40.2 million, a 20.4% increase, in line with higher sales.

●	Consolidated EBITDA of S/ 111.5 million; a 9.9% increase, primarily due to increased sales.

●	Cement EBITDA margin of 29.1%, a 2.8 percentage points decrease, mainly due to temporary cost increases as well as more structural changes in our sales mix.

●	Dow Jones Sustainability MILA Pacific Alliance Index. Cementos Pacasmayo was included in the 2019 Dow Jones Sustainability MILA Pacific Alliance Index. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria.

9M19 Financial and Operational Highlights:

(All comparisons are to 9M18, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 11.8%, mainly due to higher sales to the public sector, for El Niño reconstruction spending, as well as in the city of Iquitos, which we have started serving more aggressively this year.

●	Revenues increased 10.5%, primarily due to the increase in sales volume described above, offset slightly by lower quicklime sales.

●	Net Income of S/ 102.5 million, a 18.2% increase mainly due to higher operating income.

●	Consolidated EBITDA of S/ 299.4 million; a 6.7% increase, primarily due to increased sales.

●	Cement EBITDA margin of 29.4%, a 1.4 percentage points decrease, mainly due to temporary cost increases, the changes in our sales mix and use of imported clinker during the first half of the year.

1/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

Management Comments

During the third quarter of 2019 we have seen a record sales volume, reaching an all-time high in terms of shipments in July and August. Cement, concrete and blocks shipments increased almost 18% during this quarter compared to the same period last year, reaching an accumulated increase of almost 12% year-on-year as of September. We believe the strong trend will continue, resulting in strong levels of top line growth for the year.

A significant portion of this increase in volumes came from the concrete segment. Sales increased almost 86% this quarter compared to the third quarter of 2018, representing close to 50% of the total increase in consolidated revenues. For the first nine months of the year we can also see significant growth in this segment, reaching 56% when compared to the same period of 2018. These results are clear evidence that our strategy to reach our 2030 vision of becoming a building solutions company, going beyond bagged cement, is working.

In terms of EBITDA, our consolidated EBITDA increased almost 10%. Although this represents a slight margin contraction, this is mainly due to temporary cost increases as well as more structural changes. We had higher transportation costs this quarter because the demand for type V cement increased and its production is centralized in the Pacasmayo plant for the whole region. However, we have been working hard to try to reduce costs in Pacasmayo, so that we can offset some of the additional costs derived from this. On a more structural sense, it is important to clarify that EBITDA margin will tend to decrease in time as less bagged cement is sold, and concrete and precast become a higher percentage of overall sales. This is aligned with our strategy, since the overall profit of the business increases when we sell more value added products, despite the margin contraction.

Although the details of the political situation will be further explained in the Economic Overview below, we believe it is worth mentioning it due to its relevance. The political tensions between the Executive and Congress, which have been present since 2016, reached their peak at the end of September, when President Vizcarra announced the dissolution of Congress after he considered it had denied a vote of confidence for the second time. This situation poses some potential instability and may threaten private investment in the upcoming months. Despite this, according to the recently released 2019 Competitiveness Report by the World Economic Forum, Peru ranks number one in macroeconomic stability. In terms of cement demand, we have not yet seen an effect of these political tensions, as demand continues stronger than ever.

Finally, we would like to mention that we are extremely proud to be part of the 2019 Dow Jones MILA Sustainability Index for the first time this year. This Index is made up of those companies that demonstrate superior performance among their peers under social, environmental and economic criteria. This achievement comes as a result of Pacasmayo’s effort to improve in all of these criteria and to work towards ambitious goals in terms of long-term sustainability. We are committed not only to remain in the Index but to improve our performance, as we are convinced that the focus on sustainability is key to our business and our stakeholders.

Economic Overview 3Q19:

Although during 3Q19 the downward revisions of GDP growth continued, the construction sector performed well and the growth projection continues above 5% for 2019, with a slight acceleration in 2020 according to Banco Central de Reserva del Perú.

Globally, there was an escalation of the commercial war between the United States and China, which poses a risk to Peru as China is its main trading partner. However, recently there has been greater willingness of both parties to reach partial agreements in the short term.

The World Economic Forum held the 2019 edition for its Global Competitiveness Index, in which Peru remains in first place (with 33 other countries) in macroeconomic stability with 100 points, well above the average of 82 points for Latin America and the Caribbean.

At the local level, political tensions between the Executive and Congress escalated to their highest level at the end of September. In July, President Vizcarra proposed to accelerate elections by one year for both the presidency and Congress, a proposal that was rejected by the Congress' Constitution Commission on September 26. Simultaneously, Congress initiated a procedure to replace the members of the Constitutional Court, which the Executive considered did not comply with transparency standards, and therefore submitted a vote of confidence to demand that this process be modified. Both issues were to be discussed on September 30th. Congress chose to first debate the appointment of the court members, and to elect one of its members, therefore, the Executive considered the vote of confidence had been denied and proceeded to dissolve the Congress and call for legislative elections on January 26, 2020. Concurrently, the President of the Permanent Commission of the Congress, Pedro Olaechea, has submitted a jurisdiction (competence) demand before the Constitutional Court against the dissolution of the Congress. The Constitutional Court must decide in the following days, if the complaint is admitted and it would take several months in obtaining the outcome of this matter if the demand is admitted.

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
					Jul-19	
Plant	2015	2016	2017	2018	LTM	% part
Pacasmayo Group	2,310	2,285	2,267	2,364	2,458	21.0%
Imports	12	-	76	32	13	0.1%
Total	**2,322**	**2,285**	**2,343**	**2,396**	**2,471**	**21.1%**

Central Region (thousands of metric tons)						
					Jul-19	
Plant	2015	2016	2017	2018	LTM	% part
UNACEM	5,546	5,110	4,993	5,058	5,257	44.9%
Caliza Inca	357	347	387	448	500	4.3%
Imports	507	490	496	885	842	7.2%
Total	**6,410**	**5,947**	**5,876**	**6,391**	**6,599**	**56.4%**

Southern Region (thousands of metric tons)						
					Jul-19	
Plant	2015	2016	2017	2018	LTM	% part
Yura Group	2,480	2,645	2,618	2,597	2,544	21.7%
Imports	3	18	42	65	90	0.8%
Total	**2,483**	**2,663**	**2,660**	**2,662**	**2,634**	**22.5%**

Total, All Regions	**11,215**	**10,895**	**10,879**	**11,449**	**11,704**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the upcoming years.

Talara Refinery US$5,000 MM
Alto Piura US$ 150 MM
Shahuindo Mine US$ 132 MM
Cañariaco US$ 1,600 MM
Piura Airport US$50 MM
Veracruz Hydro. Plant US$ 1,000 MM
Chiclayo Airport US$50 MM
Cumba 4 Hydro Plant US$ 970 MM
Longitudinal De La Sierra Highway US$552 MM
Iquitos Hospital US$58 MM
City of Olmos US$160 MM
Galeno US$ 2,500 MM
Nanay Bridge US$58 MM
Huacrachuco-Sausacocha Road US$100 MM
Michiquillay US$ 700 MM
In Execution
Public Bid
Planning
Stand by
Salaverry Port Terminal US$ 215 MM
Chimbote By-Pass US$ 286 MM
Chavimochic US$700 MM
Las Balsas Hydro Plant US$ 1,200 MM

Source: Company filings, Proinversion, MINEM

There are some medium-sized projects that are ongoing or close to execution between 2019 and 2020 listed below. Most of these projects will demand concrete, pavement and other precast products which are very important in terms of our new strategy as a building solutions company. This quarter we continued shipping concrete to the Mall Aventura in Chiclayo, to the School for Non-Commissioned Officers in Tarapoto, and our concrete supply to the Auxiliary Units for Talara. We also expect to start providing cement to the Chiclayo Airport during 4Q19.

R4
R3
R2
R1

PROJECTS	
R3	Piura Airport
	Auxiliary Units Talara
	Av. Bayovar
R2	Chiclayo Airport
	Mall-Aventura Chiclayo
	AUNA Clinic
R1	Salaverry Port
	Casma, Huarmey, Viru Bypasses
	Chimbote Bypass
	Magistral Mine
R4	North Peruvian Pipeline
	María Auxiliadora Hospital
	School for Non-Commissioned Officers

Also, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan. We have seen some acceleration in shipments for reconstruction during this year, and we expect this acceleration to continue in the upcoming months.

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

Cement production volume at the Pacasmayo plant increased 25.2% compared to 3Q19 and 20.8% in 9M19 compared to 9M18, mainly due to increased sales volume from the public sector for reconstruction works, private investment projects and the self construction segment.

Cement production volume at the Rioja Plant increased 1.3% in 3Q19 compared to 3Q18, and 9.4% in 9M19 compared to 9M18, mainly due to increased sales volumes, particularly to the Iquitos market which we have started serving more aggressively this year. This increase was slightly offset by the redistribution of cement production from Rioja to Piura.

Cement production volume at the Piura Plant increased 11.7% in 3Q19 compared to 3Q18, and 4.3% in 9M19 compared to 9M18, mainly due to increased demand from reconstruction related projects during the last quarter.

Total cement production volumes increased 17.3% in 3Q19 compared to 3Q18, and 13.0% in 9M19 compared to 9M18, in line with the increased demand mentioned above.

Clinker Production Volume

(thousands of metric tons)

Clinker production volume at the Pacasmayo plant in 3Q19 increased 28.4% compared to 3Q18, mainly due to increased cement demand during this period. In 9M19, clinker production volume at the Pacasmayo plant increased 1.7%.

Clinker production volume at the Rioja plant decreased 5.7% in 3Q19 compared to 3Q18, mainly due to inventory consumption. In 9M19, clinker production volume increased 8.1% compared to 9M18, in line with increased cement production and some production for inventory purposes.

Clinker production volume at the Piura plant increased 13.6% in 3Q19 compared to 3Q18 and 1.2% in 9M19 compared to 9M18, in line with increased cement demand during this quarter.

Quicklime Production Volume

(thousands of metric tons)

Quicklime production volume decreased 51.8% in 3Q19 and 42.7% in 9M19, compared to 3Q18 and 9M18 respectively, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

Cement production utilization rate at the Pacasmayo plant increased 10.7 percentage points in 3Q19 when compared to 3Q18, and 8.0 percentage points in 9M19 compared to 9M18, mainly due to the increased demand mentioned above.

Clinker production utilization rate in 3Q19 increased 14.8 percentage points compared to 3Q18, mainly due to increased production to cover increased cement demand. In 9M19, clinker production volumes remained in line with 9M18, mainly due to planned preventive maintenance of the kiln in March and April.

Additionally, the quicklime production utilization rate decreased 23.5 percentage points during 3Q19 compared with 3Q18, and 23.1 percentage points in 9M19 compared to 9M18, in line with decreased demand.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

The cement production utilization rate at the Rioja plant was 69.6% in 3Q19 and 65.1% in 9M19; a 0.9 percentage point increase as compared to 3Q18 and 5.6 percentage point increase as compared to 9M18, mainly due to the increased demand in Iquitos city mentioned earlier.

The clinker production utilization rate at the Rioja plant was 76.3% in 3Q19; a 4.6 percentage point decrease compared to 3Q18, mainly due to production for inventory purposes during 3Q18. In 9M19 clinker production utilization rate was 79.5%; 6.0 percentage points higher than 9M18, in line with increased demand.

Piura Plant Utilization Rate

The cement production utilization rate at the Piura plant was 62.4% in 3Q19, and 57.7% in 9M19; a 6.5 percentage point increase and a 2.4 percentage point increase when compared to 3Q18 and 9M18 respectively, mainly due to increased demand.

The clinker production utilization rate at the Piura plant was 81.7% in 3Q19; 9.8 percentage points higher than in 3Q18, mainly due to increased cement demand, as well as some additional production following the planned preventive maintenance of the kiln during 2Q19. In 9M19 the clinker production utilization rate at the Piura plant was 69.5%; 0.8 percentage points higher than 9M18.

Consolidated Utilization Rate

The consolidated cement production utilization rate was 57.6% in 3Q19, and 51.6% in 9M19; 8.5 percentage points and 6.0 percentage points higher than in 3Q18 and 9M18 respectively. This was mainly due to higher cement demand.

The consolidated clinker production utilization rate was 73.2% in 3Q19; 11.0 percentage points higher than in 3Q18, mainly due to increased demand for cement. In 9M19, the consolidated clinker production utilization rate was 63.9%, a 1.4 percentage point increase when compared to 9M18, mainly due to planned preventive maintenance of the kiln in Piura and Pacasmayo during the second quarter.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

During 3Q19, revenues increased 20.2% year-on-year due to a sustained recovery in cement, concrete and precast sales volume, as well as an increase in the average selling price for these products. Gross profit increased to a lesser extent (16.6%) in 3Q19 compared to 3Q18, mainly due to higher production costs in Piura due to increased costs of third party raw materials, as well as ramp up costs related to the switch from coal to gas in this plant. Moreover, during this quarter we had to ship clinker from Piura to Pacasmayo for the production of type V cement, which also accounted for a slightly higher cost, which we were able to partially offset with lower production costs in the Pacasmayo plant. Profit for the period increased 20.4% in 3Q19 compared to 3Q18, primarily due to higher sales.

During 9M19, revenues increased by 10.5%, mainly due to the recovery in cement sales volume, partially offset by lower quicklime sales. Gross profit increased to a lesser extent (5.9%), mainly due to the use of higher-priced clinker during maintenance of the main kiln in Pacasmayo during 2Q19, as well as the above-mentioned reasons which increased costs during 3Q19. Profit for the period increased by 18.2%, mainly due to operational efficiencies and higher revenues.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

Sales of cement, concrete and precast increased 24.5%, reflecting higher sales volume and higher average prices. Gross margin decreased 2.4 percentage points during 3Q19 compared to 3Q18 mainly due to increased production costs in the Piura plant from the initial ramp up of the switch from coal to gas as an energy source, higher costs of raw materials, as well as higher sales of concrete and precast, which have lower margins than cement but generate a higher overall profit.

During 9M19, net sales of cement, concrete and precast increased 14.9%, mainly due to an increase in sales volume of cement and concrete. Gross margin decreased 3.0 percentage points during 9M19 compared to 9M18, mainly due to the use of higher-priced clinker during the first half of the year, as well as increased sales of concrete.

Sales of cement represented 79.1% of cement, concrete and precast sales during 3Q19.

Sales of cement increased 15.4% in 3Q19 compared to 3Q18, mainly due to increased sales volume, primarily to the public sector, for El Niño reconstruction spending and some medium-sized private projects, as well as higher sales to the self-construction segment. Gross margin decreased 3.6 percentage points, mainly due to the higher production and transportation costs mentioned above.

During 9M19 cement sales increased 9.8% compared to 9M18, mainly due to increased demand particularly from the public sector for small and medium sized projects, primarily El Niño reconstruction. Gross margin decreased 3.6 percentage points, mainly due to the above-mentioned reasons, as well as the use of higher-priced clinker during maintenance in the Pacasmayo plant in 2Q19.

Sales of concrete represented 19.1% of cement, concrete and precast sales during 3Q19.

Sales of concrete increased 85.8% during 3Q19 compared to 3Q18, and 56.4% in 9M19 compared to 9M18, mainly due to increased demand from small and medium size projects, as well as some larger infrastructure projects. This quarter concrete sales have reached all-time records in terms of sales volume and we continue to see a very strong trend in this segment. Gross margin increased 9.7 percentage points in 3Q19 compared to 3Q18 and 7.7 percentage points in 9M19 compared to 9M18, mainly due to higher dilution of fixed costs as demand increases, as well as higher average prices.

Sales of precast represented 1.8% of cement, concrete and precast sales during 3Q19.

During 3Q19, precast sales increased 18.2% compared to 3Q18, mainly due to increased sales for El Niño reconstruction related projects. Gross margin also increased 16.3 percentage points, as we prioritized sales of higher margin products.

During 9M19, precast sales increased 6.1% when compared to 9M18, and gross margin increased 10.3 percentage points, mainly due to the increased sales of higher margin products mentioned above.

Sales: Quicklime

(in millions of Soles S/)

Quicklime sales decreased 34.4% in 3Q19 and 47.3% in 9M19 compared to 3Q18 and 9M18 respectively, mainly due to decreased sales volume and changes in the sales mix. Gross margin decreased 5.6 percentage points in 3Q19 and 4.7 percentage points in 9M19, when compared to 3Q18 and 9M18 respectively, mainly due to the lower demand mentioned above, as well as lower dilution of fixed costs.

Sales: Construction Supplies2

(in millions of Soles S/)

Construction supply sales decreased 3.3% in 3Q19 and 9M19 when compared to 3Q18 and 9M18 respectively, mainly due to the regularization of sales volume after significant spending from the self-construction segment for rebuilding of their homes after El Niño during 2018. Gross margin increased 4.5 percentage points in 3Q19 and 2.1 percentage points in 9M19 when compared to 3Q18 and 9M18 respectively.

2 Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

Administrative expenses increased 8.9% in 3Q19 compared to 3Q18 and 1.5% in 9M19 compared to 9M18, mainly due to an increase in personnel expenses.

Selling Expenses

(in millions of Soles S/)

Selling expenses increased 19.4% in 3Q19 compared to 3Q18, in line with increased sales. During 9M19, selling expenses increased only 2.3% compared to 9M18, mainly due to an increase in personnel expenses and decreased advertising and promotion expenses due to budget adjustments during the first half of the year.

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Consolidated EBITDA increased 9.9% in 3Q19 and 6.7% in 9M19 compared to 3Q18 and 9M18 respectively, mainly due to sales volume, offset by higher clinker production costs in the Piura plant due to increased costs of third party raw materials, as well as ramp up costs related to the switch from coal to gas in this plant. Moreover, during this quarter we had higher transportation costs because the demand for type V cement increased and its production is centralized in the Pacasmyo plant for the whole region. Finally, since the concrete segment is growing at a faster rate than cement, as expected according to our strategy, the consolidated EBITDA margin will tend to decrease since the concrete margin is lower. However, the increased sales of concrete will result in additional overall profit for the Company.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of September 30, 2019, the Company’s cash position was S/ 99.3 million (US$ 29.4 million). This balance includes certificates of deposit for S/ 79.0 million (US$ 23.4 million), distributed as follows:

The remaining balance of S/ 20.3 million (US$ 6.0 million) is held mainly in the Company’s bank accounts, of which US$ 1.3 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

As of September 30, 2019, the Company’s total outstanding debt reached S/ 1,100.5 million (US$ 325.3 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January 2019 and short-term loans. Of this total debt, S/ 589.1 million are denominated in soles and US$ 151.2 million in US dollars.

As of September 30, 2019, the Company maintains cross currency swap hedging agreements for US$ 150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt is S/ 1,056 million (US$ 312.1 million).

As of September 30, 2019, Net Adjusted Debt/EBITDA ratio was 2.5x

Capex

Capex

(in millions of Soles S/)

As of September 30, 2019, the Company invested S/ 58.6 million (US$ 17.3 million), allocated to the following projects:

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.383 per US$ 1.00, which was the exchange rate, reported as of September 30, 2019 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position

As of September 30, 2019 (unaudited) and December 31, 2018 (audited)

Assets **Current Assets**	As of sep-19 S/ (000)	As of Dec-18 S/ (000)
Cash and cash equivalents	99,275	49,067
Trade and other receivables	110,264	99,724
Income tax prepayments	45,735	36,748
Inventories	502,222	424,783
Prepayments	14,676	5,765
Total current assets	**772,172**	**616,087**

Non-current assets	As of sep-19 S/ (000)	As of Dec-18 S/ (000)
Trade and other receivables	5,142	4,532
Prepayments	199	342
Financial instruments designated at fair value through other comprehensive income	18,581	26,883
Other financial instruments	14,441	12,268
Property, plant and equipment	2,111,411	2,152,724
Intangible assets	45,161	40,881
Goodwill	4,459	6,325
Deferred income tax assets	5,701	3,098
Other assets	281	105
Total non-current assets	**2,205,376**	**2,247,158**
Total assets	**2,977,548**	**2,863,245**

Liabilities and equity **Current liabilities**	As of sep-19 S/ (000)	As of Dec-18 S/ (000)
Trade and other payables	168,293	151,320
Interest- bearing loans and borrowings	85,286	60,822
Income tax payable	959	-
Provisions	11,796	46,453
Total current liabilities	**266,334**	**258,595**

Non-current liabilities	As of sep-19 S/ (000)	As of Dec-18 S/ (000)
Interest-bearing loans and borrowings	1,011,876	1,022,555
Lease liabilities	84	-
Other non-current provisions	8,503	5,377
Deferred income tax liabilities	140,521	125,355
Total non-current liabilities	**1,160,984**	**1,153,287**
Total liabilities	**1,427,318**	**1,411,882**

Equity	As of sep-19 S/ (000)	As of Dec-18 S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,356
Other accumulated comprehensive results	-15,890	-11,946
Retained earnings	621,816	519,285
Total equity	**1,550,230**	**1,451,363**
Total liabilities and equity	**2,977,548**	**2,863,245**

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2019 and 2018 (both unaudited)

	3Q19 S/ (000)	3Q18 S/ (000)	9M19 S/ (000)	9M18 S/ (000)
Revenue from contracts with customers	383,179	318,769	1,017,989	921,560
Cost of sales	-247,771	-202,688	-656,969	-580,554
Gross profit	**135,408**	**116,081**	**361,020**	**341,006**
Operating income (expenses)				
Administrative expenses	-45,253	-41,615	-128,236	-126,289
Selling and distribution expenses	-11,054	-9,252	-31,567	-30,943
Other operating income, net	86	3,759	1,779	155
Total operating expenses , net	**-56,221**	**-47,108**	**-158,024**	**-157,077**
Operating profit	**79,187**	**68,973**	**202,996**	**183,929**
Other income (expenses)				
Finance income	695	559	1,514	1,375
Finance costs	-20,274	-20,956	-58,740	-58,347
Gain on the valuation of trading derivative financial instruments	1,505	-	480	-
Loss from exchange difference, net	-1,895	-410	-619	-1,341
Total other expenses, net	**-19,969**	**-20,807**	**-57,365**	**-58,313**
Profit before income tax	**59,218**	**48,166**	**145,631**	**125,616**
Income tax expense	-19,003	-14,739	-43,085	-38,945
Profit for the period	**40,215**	**33,427**	**102,546**	**86,671**
Attributable to:				
Equity holders of the parent	40,215	33,427	102,546	88,248
Non-controlling interests	-	-	-	-1,577
	40,215	**33,427**	**102,546**	**86,671**
Earning per share				
Basic and diluted for period atributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.09	0.08	0.24	0.21